Arthur E. Chandler	Harleysville Insurance	Tel (215) 256-5250
Senior Vice President and	355 Maple Avenue	Fax (215) 256-5008
Chief Financial Officer	Harleysville, PA 19438
AChandler@harleysville.com

July 8, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:          Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 000-14697

Ladies and Gentleman:

We are providing this response letter on behalf of Harleysville Group Inc. (the “Registrant” or the “Company”) with respect to the Staff’s comment letter dated June 21, 2011, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 10-K”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s responses.

Business
Investments, page 12

1.
Regarding your investment in municipal securities, please provide us the fair value and amortized cost separated by general obligation and special revenue bonds at December 31, 2010.  Within each of those categories, provide us a further break-down for each state, municipality and political subdivision for those that comprise more than 10% of the total category, showing the fair value and amortized cost and credit rating consistent with the ratings shown in the table on page 12.  For the special revenue bonds category, also provide us a break-down by nature of activity supporting these securities for any activity comprising more than 10% of that category.

RESPONSE:  The fair value and amortized cost of general obligation and special revenue bonds as of December 31, 2010 is as follows:

	Fair Value (in thousands)	Amortized Cost
General obligation bonds	$861,859	$833,965
Special revenue bonds	390,121	381,541
Total	$1,251,980	$1,215,506

For each category above, no state, municipality or political subdivision comprised more than 10% of the total.

The break-down of the special revenue bonds category, by nature of activity for activities comprising more than 10% of the category, is as follows:

	Fair Value	Amortized Cost	Credit Rating
		(dollars in thousands)
Education	$111,694	$108,185	Aa
Transportation	48,513	47,122	Aa
Water & Sewer	96,885	96,308	Aaa
ETM/ Prerefunded	45,759	44,478	Aa

Notes to Consolidated Financial Statements
15 - Contingencies, page 83

2.	Please provide us proposed disclosure to be included in future filings that complies with ASC 450-20-50-4b.

RESPONSE:  Our proposed disclosure for future filings is as follows:

“The Harleysville Group insurance subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance business.  The Company’s estimates of the costs of settling such matters are reflected in its liability for unpaid losses and loss settlement expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.  However, adverse outcomes of insurance claims are possible and could negatively impact the Company’s financial condition and results of operations in the future.

Harleysville Group is also subject to other non-insurance claims proceedings, lawsuits and claims arising in the normal course of business.  The Company does not believe that the ultimate liability associated with these claims will have a material adverse effect on its financial condition or results of operations.  However, adverse outcomes are possible and could negatively impact the Company’s financial condition and results of operations in the future.”

Also, the Company has no specific matters which would require disclosure of a range of loss.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2010 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the 2010 10-K do not foreclose the Commission from taking any action with respect to the 2010 10-K; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 256-5250.

Sincerely,

/s/Arthur E. Chandler

Arthur E. Chandler

cc:	Robert A. Kauffman
Senior Vice President, Secretary, General Counsel and Chief Compliance Officer